Exhibit 99.3

Understanding Moderna’s Stock Option Exchange Program At Moderna, equity is an important part of how we recognize your impact and share in the value we create together. Over the past few years, Moderna’s stock price has fallen below the grant price of many employee stock options. Those “underwater” stock options no longer hold the value we intended when we granted them to you. This one-time exchange program is a rare and meaningful opportunity for employees to exchange eligible old stock options for new ones priced at market value, restoring their potential to grow as Moderna grows. This program is an investment in you - supporting your longterm financial well-being and helping you build toward lasting value. In this guide, you’ll learn how the program works and how to make your exchange selection(s). An investment in you, aligned with the future we’re creating together. The exchange window opens on Friday, November 13, 2025, at 9:00 AM EST and closes on Friday, December 12, 2025, at 3:59 PM EST. You can make or change your selections any time during this window at fidelitymicrosite.com/ ModernaExchange. If you do not make an active selection to participate in the Stock Option Exchange Program, none of your eligible stock options will be exchanged.

 Understanding Stock Options . . . . . . . . . . . . . . . . . . . . 3 Understanding the Exchange Program . . . . . . . . . . . 4 What’s Happening When? . . . . . . . . . . . . . . . . . . . . . . .  7 How to Make Your Selections . . . . . . . . . . . . . . . . . . . . 8 Resources . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9 Table of Contents 2 Use the icons below to navigate throughout the guide.

 AN ILLUSTRATIVE EXAMPLE... Imagine Mike receives a grant of 1,000 stock options on February 28, 2023, with a grant price of $150/share. Mike can exercise these stock options once they’re vested. In this hypothetical example, here’s what that value could look like under two potential Moderna stock prices. If Moderna’s stock price increases to $200: If Moderna’s stock price decreases to $50: 1,000 Stock options $200 Exercise price $150 Grant price x ( – ) = $50,000 1,000 Stock options $50 Exercise price $150 Grant price x ( – ) = $0 Since the stock price of $50 is less than the original grant price, the option is underwater/out of the money and has no value. Understanding Stock Options Stock options are equity awards that allow you to buy shares of Moderna stock at a fixed price that’s established when your award is granted to you. This fixed price is called the “grant price.” The value of your stock options is determined by comparing the current market price of Moderna stock and the grant price. In other words, each stock option’s value is equal to any increase in Moderna’s stock price from the day it was granted to you. Stock options generally vest 25% per year over four years: 25% on the first anniversary of the grant date and then 6.25% per quarter for the next three years. Once your stock options are vested, you need to exercise them before they can become actual shares of Moderna stock. The market price of Moderna stock on the day you exercise your stock options is called the “exercise price.” As long as the current market price of Moderna stock is higher than the grant price, you can exercise any (or all) of your vested stock options before they expire. This means the value of your stock options depends on the value of Moderna stock. As Moderna stock rises, the value of your stock options does, too. As Moderna stock declines, the value of your stock options also declines. If the value of Moderna stock is lower than the grant price, your stock options have no value (i.e., they are “underwater” and “out-of-the-money”). Stock options generally expire 10 years from the grant date (subject to continued employment). You’ll owe income taxes on the value of your stock options when you choose to exercise them (i.e., the taxable event is not at the vesting date). When you exercise your stock options, you receive a distribution equal in value to the exercise price minus the grant price. There are different ways to receive this distribution. Depending on the choice you make when exercising your grants, the value of these grants may be received as Moderna stock (Exercise and Hold) or cash (Exercise and Sell). 3

 AN ILLUSTRATIVE EXAMPLE 700 vested stock options ÷ Understanding the Stock Option Exchange Program As noted earlier, Moderna is offering an opportunity to exchange eligible outstanding stock options for new stock options with a grant price equal to today’s fair market value, along with updated vesting terms. In general, all active employees* are eligible to make this exchange selection on all outstanding (i.e., vested & unexercised and unvested) stock options that have a grant price equal to or greater than $80.00. Important: This exchange is only available to active employees. Employees who terminate employment—or receive notice of a future termination date—on or before December 12, 2025, are not eligible to participate in this program; any selections made will be canceled. 4 How the Exchange Works Should you choose to exchange any of your eligible stock options, they will be converted to a new stock option award, and the grant price will be Moderna’s stock price at close of market on December 12, 2025. The number of stock options you will receive will be based on the following exchange ratios. If your grant price prior to the Exchange is… Then the Exchange Ratio is… $80.00 to $99.99 2.0 to 1 $100.00 to $149.99 3.0 to 1 $150.00 to $199.99 4.0 to 1 $200.00 to $299.99 4.5 to 1 $300.00 and above 5.0 to 1 4 Exchange ratio based on a grant 300 price of $150 unvested stock options 250 stock options = 175 stock options 75 stock options Let’s use Mike’s 1,000 stock options with a grant price of $150 as an example. Out of his 1,000 eligible outstanding stock options, 700 of them are vested and 300 are unvested. If he chooses to exchange this award, his 1,000 stock options will convert to 250 unvested stock options at a new grant price based on Moderna’s stock price at close of market on December 12, 2025. Note: All share calculations will be rounded down to the nearest whole share; no fractional shares will be granted. *Executive Committee members, our Board of Directors, advisors and consultants are not eligible for this program. What will change if you participate in the exchange program: • New grant date (December 12, 2025) • New grant price (Moderna’s closing stock price on December 12, 2025) • Number of Stock Options granted post-exchange • New vesting schedule (refer to page 6 for additional details) All other key terms and conditions of your awards, including the expiration date, will remain the same. Refer to your award agreement that will be available in your stock plan account on January 19, 2026.

 Understanding the Stock Option Exchange Program (cont.) 5 Understanding the Potential Impact of this Exchange on your Awards Let’s use Mike, again, as an example. He needs to decide whether or not to exchange his 1,000 stock options with a grant price of $150/share, for 250 stock options with a grant price based on Moderna’s stock price on December 12, 2025. For purposes of this example, let’s say the new grant price is $25. This assumption should not be viewed as a prediction of Moderna’s future stock price. To make this decision, he needs to understand how different Moderna stock prices will impact the potential value of his original grant, as well as the post-exchange grant. The graph below outlines what the potential value of the original grant and post-exchange grant would be at different Moderna stock prices. In this case, if the Moderna stock price stays below $192, the post-exchange grant would hold more value. If the Moderna stock price goes above $192, then the original grant would hold more value. We refer to this price point as the Break-Even Price*, which is included in the personalized statement Mike received (located on fidelitymicrosite.com/ModernaExchange). Mike should evaluate his own risk profile and assessment of Moderna’s future stock price to determine if he would like to exchange his grant. *Represents the stock price at which the value of your original grant and the value of your post-exchange grant would be equal. Think of the “break-even price” as the balance point on a see-saw. On one side are the underwater stock options you have (with a higher grant price), and on the other are the fewer new stock options you receive (with a lower grant price). The break-even price is where those two sides are equal — meaning the total potential value of the new stock options matches the old. Once the stock price rises above that point, the exchange tilts in your favor, and the new stock options become more valuable than the ones you gave up. Refer to the modeling tool on myModerna.com (go/optionexchange) to explore alternative scenarios. $450,000 $400,000 $350,000 $300,000 $250,000 $200,000 $150,000 $100,000 $50,000 $0 $0 $25 $50 $75 $100 $125 $150 $175 $200 $225 $250 $275 $300 $325 $350 $375 $400 $425 $450 $475 $500 $525 Hypothetical Moderna Stock Prices Original Grant Post-Exchange Grant Break-Even Price Estimated Value ($) Original vs. Post-Exchange — Total Grant Value

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Understanding the Stock Option Exchange Program (cont.)

New Vesting Schedules

If you choose to exchange your awards, the vesting schedule for the exchanged awards will be extended, as follows:

- For **any vested, but unexercised stock options**, 50% of your exchanged stock options will vest on the first anniversary of the grant date (i.e., Dec. 12, 2026) and the remaining 50% will vest on the second anniversary (i.e., Dec. 12, 2027).
- For **any unvested stock options**, your original vesting schedule will be extended by one year (i.e., each vesting date will be pushed out by 12 months).

Let's look at Mike's awards. He was granted 1,000 stock options on February 28, 2023, with a standard four-year vesting schedule. At this point in time, that means 700 stock options are vested and 300 remain unvested. So, if Mike chooses to exchange this award, here is how the vesting schedule will be impacted:

Original Award		**Post-Exchange Award**	
# Stock Options Granted	1,000	# Stock Options Granted	250
Grant Price	$150	Grant Price	$25
Vested Stock Options	700	New Stock Options from Vested Portion	175*
Unvested Stock Options	300	New Stock Options from Unvested Portion	75*

*Calculation details: 700 divided by 4 = 175; 300 divided by 4 = 75

Vested, but Unexercised Stock Options

Original Quantity	**Original Vesting Date**	**Post-Exchange Quantity**	**New Vesting Dates**
700	Already vested	88	12/12/2026
		87	12/12/2027

Unvested Stock Options

Original Quantity	**Original Vesting Date**	**Post-Exchange Quantity**	**New Vesting Dates**
60	2/28/2026	15	2/28/2027
60	5/28/2026	15	5/28/2027
60	8/28/2026	15	8/28/2027
60	11/28/2026	15	11/28/2027
60	2/28/2027	15	2/28/2028

Keep in mind: Participating in the exchange does not impact the expiration date of your stock options. You must exercise your stock options before they expire (subject to continued employment). This is based on the original grant date.

If you do not make an active selection to participate in the Stock Option Exchange Program, none of your eligible stock options will be exchanged.

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What’s Happening When? 7 Exchange Window Opens November 13, 2025 (9:00AM EST) Exchange Window Closes December 12, 2025 (3:59PM EST) New Grant Date for Exchanged Stock Options December 12, 2025 New Grants & Post-Exchange Personalized Statements Available on NetBenefits.com January 19, 2026 Deadline to Accept Terms & Conditions of New Grants on NetBenefits.com March 12, 2026 (90 days from new grant date) Remember: If you do not make an active selection to participate in the Stock Option Exchange Program, none of your eligible stock options will be exchanged. NOV 2025 DEC 2025 JAN 2026 MAR 2026

 How to Make Your Selections 8 Once you click Make Your Selection, you will be brought to a page that outlines your eligible stock options for exchange. You’ll then be prompted to confirm your selections. Select Confirm and you will be redirected to a confirmation page that shows your selections. We encourage you to save this for your records. You can revisit the site at any time during the exchange window to update your selections. To participate in the Stock Option Exchange Program, you’ll need to visit fidelitymicrosite.com/ModernaExchange to make your selections. On the site, you will find information about the program, including a variety of resources to help guide your decision making. Remember: If you do not make an active selection to participate in the Stock Option Exchange Program, none of your eligible stock options will be exchanged. You must make a selection for each grant and then click Confirm Exchange Selection. Screenshots are for Illustrative Purposes Only. 3:59 PM EST

 Resources 9 Register for an Ask Fidelity session Sign up for a virtual Ask Fidelity session to learn more and ask questions about the Stock Option Exchange Program. Speak with a Representative: If you have questions or need more information, call to speak with a Fidelity professional: • If you are based in the U.S., call 1-800-544-9354 to speak with a Stock Plan Services associate. • If you are based internationally, go to Fidelity.com/GlobalCall to find the best phone number to call for more information. Representatives are available Monday through Friday 8:00 a.m. to 8:00 p.m., in your local time zone, excluding holidays. Additional Resources on myModerna Visit go/optionexchange for: • Modeling tool, interactive GPT, and FAQs • Refresher video about stock option awards • Location specific tax considerations This brochure is for informational purposes only and does not constitute legal or financial advice. Participation in the Stock Option Exchange Program is voluntary and subject to the terms outlined in the official offering documents and Moderna’s 2018 Stock Option and Incentive Plan. Fidelity Stock Plan Services, LLC, provides recordkeeping and/or administrative services to your company’s equity compensation plan, in addition to any services provided directly to the plan by your company or its service providers.. A link to third-party material is included for your convenience. The content owner is not affiliated with Fidelity and is solely responsible for the information and services it provides. Fidelity disclaims any liability arising from your use of such information or services. Review the new site’s terms, conditions, and privacy policy, as they will be different from those of Fidelity’s sites. Fidelity does not provide legal or tax advice. The information herein is general in nature and should not be considered legal or tax advice. Consult an attorney or tax professional regarding your specific situation. Your company has requested that Fidelity Stock Plan Services, LLC, send this important information to you. Moderna and Fidelity Stock Plan Services, LLC are not affiliated. Fidelity Stock Plan Services, LLC © 2025 FMR LLC. All rights reserved. 1228558.1.1